Exhibit (a)(1)(g)

FORMS OF CONFIRMATION E-MAIL

Confirmation E-mail to Employees who Elect to Participate in the Offer to Amend Certain Options

L-3 Communications Holdings, Inc. (‘‘L-3’’) has received your election form [dated      , 2006], by which you elected to have certain outstanding option amended in exchange for cash payments, subject to the terms and conditions of the offer.

If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form which was previously provided to you, and faxing it to Caroljean Boone, at fax number (212) 805-5362, or via e-mail to cj.boone@l-3com.com, or hand deliver it to Caroljean Boone at L-3 Communications Holdings, Inc., 600 Third Avenue, New York, NY 10016 before 5:00 p.m., Eastern Time, on December 19, 2006. Only withdrawal forms that are complete, signed and actually received by Caroljean Boone by the deadline will be accepted. Withdrawal forms submitted by United States mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions concerning the submission of your form, please direct them to Caroljean Boone at:

L-3 Communications Holdings, Inc. 600 Third Avenue, New York, NY 10016 Phone: (212) 805-5416

Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, L-3 will be deemed to have accepted options with respect to which proper elections have been made and not properly withdrawn as of the date when L-3 gives written or electronic notice to the option holders generally of its acceptance of such options, which notice may be made by press release, e-mail or other method of communication. L-3 is expected to give notice of its acceptance shortly after the expiration of the offer period.

Confirmation E-mail to Employees who Withdraw their Stock Options from the Offer to Amend Certain
Options

L-3 Communications Holdings, Inc. (‘‘L-3’’) has received your withdrawal form [dated                  2006], by which you rejected L-3’s offer to amend some or all of your eligible outstanding options. Any options you have not withdrawn will remain subject to the terms and conditions of the offer and will be amended in exchange for cash payments.

If you change your mind, you may once again elect to accept the offer with respect to some or all of your eligible options by completing and submitting a new election form by faxing it to Caroljean Boone, at fax number (212) 805-5362, or via e-mail to cj.boone@l-3com.com, or by hand delivery to Caroljean Boone at L-3 Communications Holdings, Inc., 600 Third Avenue, New York, NY 10016 before 5:00 p.m., Eastern Time, on December 19, 2006. If you have questions concerning the submission of your form, please direct them to Caroljean Boone at:

L-3 Communications Holdings, Inc. 600 Third Avenue, New York, NY 10016 Phone: (212) 805-5416